Exhibit (a)(1)(v)

Form of Letter from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Tenders of Shares

Innovation Access Fund

350 Madison Avenue

20th Floor

New York, NY 10017

______ __, 2026

Dear Shareholder:

Innovation Access Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you are entitled to be paid an amount equal to the value, determined as of May 29, 2026 (the “Valuation Date”), of the repurchased Shares, in accordance with the terms of the tender offer. However, Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2% of the amount requested to be purchased, to be netted against withdrawal proceeds. A cash payment of the proceeds of your Shares to be repurchased by the Fund will be wire transferred to the account designated by you within seven (7) days following the Valuation Date.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Fund at 212-716-6840.

Sincerely,

Innovation Access Fund